Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

February 27, 2026

The following changes were made in this Amendment:

<u>Changes to Principals</u>

Fernando Vicario was added as CEO and Director

Bernard Mensah had his Principal title updated to remove CEO, remains as Director